UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                                  Amendment I

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          New Pacific Ventures, Inc.
                ..............................................
                (Name of Small Business Issuer in its charter)

       Colorado                                             74-0877018
...........................                            ........................
(State or other jurisdiction                           (IRS Employer
of incorporation or organization)                      Identification Number)


Suite 603-1500 Ostler Court
North Vancouver, British Columbia, Canada                     V7G 2S2
...........................................            ........................
(Address of principal executive offices)


Registrant's Telephone Number:  (604) 762-5652

Securities to be registered pursuant to section 12 (b) of the Act:

                                                Name of each exchange on which
Title of each class to be registered            each class is to be registered:

           [NONE]                                          [NONE]

Securities to be registered pursuant to section 12 (g) of the Act:


Title of each class to be registered:  Common stock par value $0.001

                              TABLE OF CONTENTS
                                                                            PAGE
                                    PART I
                                    ______

ITEM 1.  DESCRIPTION OF BUSINESS............................................. 3
ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.......... 9
ITEM 3.  PROPERTIES..........................................................10
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT......11
ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS........12
ITEM 6.  EXECUTIVE COMPENSATION..............................................13
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS......................13
ITEM 8.  DESCRIPTION OF SECURITIES...........................................13

                                    PART II
                                    _______

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
           AND OTHER SHAREHOLDER MATTERS.....................................14
ITEM 2.  LEGAL PROCEEDINGS...................................................15
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.......................15
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.............................15
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................15

                                    PART F/S
                                    ________

FINANCIAL STATEMENTS.........................................................17

         Audited balance sheets at October 31, 2002 and 2001 and the related statements of operations, stockholders' equity and cash flows for the period ended October 31, 2002, 2001 and the period May 22, 2001 (Date of Inception) to October 31, 2002

         Interim Balance Sheet as at July 31, 2003 and October 31, 2002 and the related statements of operations, stockholders' equity and cash flows for the period ended July 31, 2003.


                                    PART III
                                    _______

ITEM 1.  INDEX TO EXHIBITS...................................................17
ITEM 2.  DESCRIPTION OF EXHIBITS.............................................17

                          FORWARD LOOKING STATEMENTS

New Pacific Ventures, Inc. ("New Pacific" or the "Company") cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB registration statements, or that are otherwise made by or on behalf of the Company. For this purpose, any statement contained in the Registration Statement that are not statements of historical fact, may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", "believe", "anticipate", "intend", "could", "estimate", or "continue", or the negative other variations therefor comparable terminology, are intended to identify forward-looking statements.

Currency Exchange Rates USA Dollar/Canadian Dollar:

All amounts shown in this Registration Statement are quoted in US Dollars unless otherwise noted. As of October 31, 2003, the rate of exchange of the Canadian Dollar to the US Dollar was $1.3195.

The following table sets forth the high and low rate of exchange for the Canadian Dollar at the end of the most recent fiscal period ended October 31, 2002 and for each of the past six months.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.

Canadian Dollar/U.S. Dollar
                                            High            Low
                                            ____            ___

Fiscal Year Ended 10/31/02                 1.6128          1.5108
April 30, 2003                             1,4843          1,4336
May 31, 2003                               1.4221          1.3446
June 30, 2003                              1.3768          1.3348
July 31, 2003                              1.4114          1.3368
August 31, 2003                            1.4100          1.3836
September 30, 2003                         1.3876          1.3469


                                    PART I
                                    ______

ITEM 1.  DESCRIPTION OF BUSINESS

Business
________

(a)      Business Development

New Pacific Ventures, Inc. ("New Pacific" or the "Company") was organized as a Colorado Corporation on May 22, 2001, to explore for and, if possible, develop mineral properties primarily in the Province of British Columbia, Canada, and other parts of Canada. New Pacific is in its pre-exploration stage, has no operating history, has no revenues; however, does have an option to purchase mineral claims known as the "Riley Claims".

(b)      Business of the Company

The Company was organized for the purpose of engaging in the acquisition, and exploration of mineral properties, primarily in the Province of British Columbia, Canada. The Company has a working capital deficiency of approximately $6,675 at July 31, 2003. The Company intends to raise additional funds from public financing or private placements during the next twelve (12) month period in order to complete exploration on its properties, make option payments, and to generally meet its future corporate obligations. There can be no assurance that the Company will obtain such additional financing on a timely basis.

The Company has an option to acquire an interest in the property described herein, under the heading "Option Agreement". The Company intends to carry out exploration work on the mineral claims known as Riley Claims, located in the Clinton Mining Division, British Columbia, in order to ascertain whether the Property possesses commercially developable quantities of gold and other precious minerals.

Mineral Property Option Agreement

On September 23, 2002, New Pacific acquired an option to purchase mineral claims known as "Riley Claims" comprising of six (6) mineral claims located in the Clinton Mining Division, British Columbia. As part of the consideration for the option, New Pacific is obligated to incur development expenditures on the Property of at least CDN$2,500 on or before June 6, 2003.

The claims have not been proven to have a commercially minable ore reserve and therefore all costs for exploration and retaining the properties have been expensed.

The Optionor is the registered and beneficial owner of the Property and has agreed to grant to the Company, the right, privilege and option to explore the Property together with the right, privilege and option to purchase an undivided 100% interest in the claims, provided that the terms and conditions of the Option Agreement are met, which includes total payments of CDN$30,000 and completing work commitments totaling CDN$30,000 on the claims on the dates in the following schedule.

Purchase price;

    CDN$5,000 upon execution of the agreement
    CDN$5,000 by June 6, 2004
    CDN$10,000 by June 6, 2005
    CDN$10,000 by June 6, 2006

Work commitments;

    CDN$2,500 in work by June 6, 2003
    CDN$5,000 in work by June 6, 2004
    CDN$10,000 in work by June 6, 2005
    CDN$12,500 in work by June 6, 2006

Commencing on June 6, 2007 and on the anniversary thereof each year until the property is placed in commercial production, New Pacific shall pay the sum of CDN$10,000 in cash, or the equivalent value in free-trading common shares of the Company, as an advance against the royalty to be paid on commercial production that takes place. All advance royalties so paid by New Pacific shall be recoverable by New Pacific, together with interest at a ratio equal to prime rate plus 2%, from 90% of the royalty payable on the commercial production from the property.

On September 23, 2002, New Pacific acquired an option from Andrew Molnar dba Cadre Capital, Inc. ("Optionor"), to purchase mineral claims known as "Riley Claims" comprising of six (6) mineral claims located in the Clinton Mining Division, British Columbia. As part of the consideration for the option, New Pacific is obligated to incur development expenditures on the Property of at least CDN$2,500 on or before June 6, 2003.

Neither the Company nor the Optionor shall be deemed as partners, agents or legal representatives of the other party. The Optionor, however, shall perform all work commitments on the Property as requested by New Pacific in a miner-like manner and shall comply with all laws, regulations and permitting requirements of Canada and the Province of British Columbia including compliance with all:

(a)  environmental statutes, guidelines and regulations; and

(b)  work permit conditions, including for lakes and streams.

Any liability due to damage from violations of the applicable regulations, which result from any actions of Molnar shall be the sole responsibility of Molnar.

During the term of the Option Agreement and so long as title to the Property is registered in the name of Molnar, Molnar covenants to promptly provide New Pacific with any and all notices, assessments, defaults, demands or claims received by Molnar with respect to the Property.

At Closing, Molnar shall deliver to an escrow agent, which is mutually agreed upon between the parties and in a form acceptable to New Pacific and its counsel a transfer to New Pacific, an undivided 100% interest in and to the Property in registerable form. Molnar shall provide the escrow agent with irrevocable instructions to release the transfer to New Pacific upon New Pacific earning and exercising the Option.

Right to Abandon Property Interests

If New Pacific, in its sole discretion, determines that if any part of the Property no longer warrants further exploration and development, then New Pacific may abandon such interest or interests without affecting its rights or obligations under the Option Agreement by providing Molnar with 30 days notice of its intention to do so. Upon receipt of such notice by Molnar and expiry of the 30 day period, such interests shall cease to be part of the Property for the purposes of the Option Agreement except to the extent of any liabilities arising as a result of work carried out or actions taken upon such part of the Property by New Pacific.

Termination of Option

The Option shall terminate if New Pacific fails to make the required cash payments, and fails to complete the minimum cumulative expenditures in accordance with the terms of the Option Agreement, within the time periods specified.

In the event New Pacific shall be in default of any requirement set forth within the Option Agreement, Molnar shall give written notice to New Pacific specifying the default and New Pacific shall not lose any rights granted under the Option Agreement, unless within 60 days after the giving of notice of default by Molnar, New Pacific fails to cure the default by the appropriate performance.

In the event the Option is terminated in accordance with the terms of the Option Agreement, New Pacific shall have no interest in or to the Property, and all expenditures and payments made by New Pacific to or on behalf of Molnar under this Agreement shall be non-refundable by Molnar to New Pacific for which New Pacific shall have no recourse and New Pacific shall release the Option of the Property back to Molnar free and clear of any and all liens, charges, hypothecs, encumbrances and royalties.

At any time prior to New Pacific exercising its Option and acquiring a 100% undivided interest in and to the Property, New Pacific shall have the right to terminate the Option Agreement by giving written notice to Molnar of such termination. Upon receipt of notice by Molnar the Option Agreement shall terminate and New Pacific shall be under no further obligation or liability pursuant to this Agreement except that if the termination is within six months of the expiry of the Property, New Pacific shall be obligated to pay to Molnar the sum of $2,500.

Acquisition of Interest in the Property

At such time as New Pacific has made all of the required cash payments, share issuances and work commitments in accordance with the Option Agreement, within the time periods specified therein, then the Option shall be deemed to have been exercised by New Pacific, and New Pacific shall have thereby, without any further act, acquired an undivided 100% interest in and to the Property.

Right of Entry

For so long as the Option continues in full force and effect, New Pacific, its employees, agents, permitted assigns and independent contractors shall have the sole and exclusive right and option to:

    (a)  enter upon the Property;

    (b)  have exclusive and quiet possession of the Property;

    (c)  incur expenditures;

    (d) bring upon and erect upon the Property such mining facilities as New Pacific may consider advisable; and

    (e) remove from the Property and sell or otherwise dispose of mineral products.

Planned Exploration

The geophysical and drilling programs completed to date have generated several areas of interest, which has led to a recommendation to extend the survey and further define the anomalous zone that hosts mineral occurrences. During the next 12 month period, the Company proposes to continue its survey efforts on the Property pursuant to the recommendations of the engineering assessments. (See "Description of Property--Riley Property").

A two phase exploration program is recommended for the property, with a total budget of CDN $580,000. This work will include additional line cutting, ground geophysics, geology and geochemistry, followed by diamond drilling.

Phase I: In this phase the Company anticipates expenses to be approximately CDN$350,000 comprising of line cutting, geophysics, geology, geochemistry and drafting of the Phase I report.

Phase II: In this phase the balance of the CDN$580,000 or approximately CDN$230,000 will be used for drilling, geology, geochemistry and drafting of the Phase II report.

As of the date of this Registration Statement, the Company does not have the estimated required capital to complete Phase I and Phase II and is currently in the process of identifying potential sources of capital. However, the Company has made the minimum required payments to retain the option on the property.

(c)   Reports to security holders

The Company will send an annual report, together with audited Financial Statements of the Company to security holders.

Any member of the public may read and copy any materials the Company files with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

                                 RISK FACTORS
                                 ____________

1. PRE-EXPLORATION STAGE. The Company is in the Pre-exploration Stage and is engaged in the search for mineral deposits (reserves) which are not in either the Development Stage or Production Stage. It is a new company with a limited operating history. It faces all of the risks inherent in a new business. The Company's prospects, given the nature of its business, must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of their development. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future.

2.  GOVERNMENT REGULATION, COMPETITION AND MARKETING IN THE MINING INDUSTRY.
The mining industry, in general, is intensively competitive and there is not any assurance that even if commercial quantities of minerals are discovered, a ready market will exist for sale of the same. Numerous factors beyond the control of the Company may affect the marketability of any minerals discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The Company will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada, generally, and in the Province of British Columbia, specifically. The future operations of the Company may require permits from various federal, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labor standards, occupational health, waste disposal, land use, environmental protection, mine safety and other matters. There can be no guarantee that the Company will be able to obtain all necessary permits and approvals that may be required to undertake exploration activity or commence construction or operation of mine facilities on the Company's properties.

The Company's Property may in the future, be the subject of aboriginal peoples' land claims. The legal basis of land claim is a matter of considerable legal complexity and the impact of a land claims settlement cannot be predicted with any degree of certainty, and no assurance can be given that a broad recognition of aboriginal rights by way of a negotiated settlement or judicial pronouncement would not have an adverse effect on the Company's activities.

3. TITLE MATTERS. The Company has obtained industry standard title opinions with respect to its mineral property, described in its Option Agreement, which can not be construed as a guarantee of title. The properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects.

4. PRE-EXPLORATION EXPENDITURES. As of the date of this Registration Statement, New Pacific has not expended any capital towards the exploration of any mineral properties.

5. EMPLOYEES. New Pacific has no paid or full-time employees. The Company conducts its business through agreements with consultants and arms-length third parties. None of the directors or officers are paid a salary for acting as a director or officer. The Company may, however, pay fees to directors and officers for work provided on a consulting fee basis. The Company estimates that the directors will devote a minimum total of thirty-five (35) hours of their time per month to the affairs of the Company.

6. PATENTS AND TRADEMARKS. The Company does not own, either legally or beneficially, any patented or unpatented placer claims and property rights, or trademarks.

7. FLUCTUATION IN PRICE. The market price of minerals in the industry is volatile and beyond the control of New Pacific. If the price of the minerals, which New Pacific is seeking to mine, should drop dramatically, New Pacific's operations may become seriously affected. Therefore, there can be no assurance that New Pacific's mineral exploration and mining activities will be successful, and that any production will be obtained, or that any production, if obtained, will be profitable.

8. ABILITY TO CONTINUE AS A GOING CONCERN. In light of New Pacific's lack of revenues, and operating capital, New Pacific's ability to continue as a going concern is dependent upon future events, such as the successful development and exploration of the mineral property, reliance on one set of mineral claims, New Pacific's ability to engage the services of highly qualified consultants who have expertise in the industry and New Pacific's ability to secure additional sources of financing.

New Pacific's independent auditor has stated in its opinion that these factors raise substantial doubt about New Pacific's ability to continue as a going concern. See "Management Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and related Notes thereto, included elsewhere in this Registration Statement.

9. LIMITED MANAGEMENT EXPERIENCE. The business of New Pacific is primarily dependent on Gerry Jardine, who is a director, president, CEO and shareholder of New Pacific and Mr. Roy Brown, a director of New Pacific. Both Mr. Jardine and Mr. Brown have prior experience in the resource exploration and industrial industries. While their business experiences are important, their prior experiences may be of limited benefit or use to New Pacific in its proposed operations. Neither Mr. Jardine nor Mr. Brown have executed any management or employment agreement with New Pacific, although they have agreed to devote whatever time is required to properly conduct the business of New Pacific.
New Pacific proposes to hire consultants with the necessary experience out of revenues or by infusing capital into the Company on an as needed basis.

10. THE DEPENDENCE ON OPTIONOR TO PERFORM HIS WORK COMMITMENTS ADEQUATELY.
While the Option Agreement does not provide for curative measures in the event that the Optionor, Mr. Molnar, does not perform all of the work commitments on the property as set forth in the Option Agreement and requested by New Pacific, the Board of Directors reserves the right to engage an outside contractor or third party to complete the work in a miner-like manner and to comply with all laws, regulations and permitting requirements of Canada and the Province of British Columbia.

ITEM 2.	MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The Company is in the business of acquiring and exploring mineral properties and does not have a source of revenue at this time.

(a)  Plan of Operation.

In light of New Pacific's lack of revenues, and operating capital, New Pacific's ability to continue as a going concern is dependent upon future events, such as the successful development and exploration of the mineral property, reliance on one set of mineral claims, New Pacific's ability to engage the services of highly qualified consultants who have expertise in the industry and New Pacific's ability to secure additional sources of financing. See "Risk Factors-Ability to Continue as a Going Concern."

During the next 12 months, the Company proposes to expend funds for exploration activities and capital expenditures as sources for those funds are identified and proceeds are available.

The Company anticipates incurring expenses of approximately CDN$22,000 over the next 12 months, of which CDN$10,000 (CDN$5,000 towards the purchase price and CDN$5,000 in work commitments) will be applied towards making the minimum payments required by the Option Agreement on the Riley Property. It is anticipated that the remaining CDN$12,000 will be used for corporate expenses.

As of the date of this Registration Statement, the Company has not generated any revenues and for the next 12 months, management plans to satisfy the Company's cash requirements and working capital needs through loans from its officers and directors and the extension of credit from third party creditors. Additionally, the Company proposes to raise additional capital by way of private placements of debt or equity offering, in order to proceed with the necessary exploration on the Property.

The Company does not expect any significant changes in the number of its employees within the next 12 months.

(b) Management Discussion and Analysis of Financial Condition and Results of Operations.

Nine-month period ended July 31, 2003.

As at the financial period ended July 31, 2003, New Pacific incurred a net loss of $6,270 and as at that date, New Pacific's current liabilities exceeded its current assets by $6,675.

From October 31, 2002 through the nine-month period ended July 31, 2003, New Pacific did not issue any common shares or other equity securities and there were no changes in Stockholders' Equity.

Full Fiscal Year ended October 31, 2002.

As at the financial period ended October 31, 2002, New Pacific incurred a net loss of $6,300 and as at that date, New Pacific's current assets exceeded its current liabilities by $2,700.

From the date of the incorporation of May 22, 2001, New Pacific raised $9,000.00 through the issuance of 9,000,000 common shares, as follows: On November 1, 2001, the Company issued 9,000,000 shares of its $.001 par value common stock, at a price of $.001 per share, by virtue of Section 4(2) of the Securities Act of 1933, as amended.

Administrative and property exploration and maintenance costs were $6,300.

ITEM 3.  DESCRIPITON OF PROPERTIES

The Company has an option to acquire a 100% interest in the Property, as described in detail in Item 1 of this Registration Statement under the section under the "Mineral Property Option Agreement".

The Company does not own or lease any property other than:

1. The renting or leasing of office space for the Company's corporate headquarters in Vancouver, B.C., Canada. The Company presently leases its office space for CDN$500.00 per month from an unrelated party and;

2. Its option to acquire an interest in the Riley Claims ("Riley Property").

RILEY PROPERTY

The Riley property is located approximately 25 km northeast of Lac La Hache, in Central British Columbia, with excellent year round road access to the property. The property consists of 06 claims, totalling 06 units, or 381 acres, held under option by New Pacific Ventures Inc.

Conditions to retain the property are to expend a total of not less than $2500.00 Canadian dollars in a calendar year with the current expiry date of the claims being June 06, 2003.

The property is situated within the central part of the Quesnel Trough, a northwest trending belt of rocks, averaging 30-35 km in width and over 1000 km in length, which represents a regional basin formed at the Triassic continent-margin. The Quesnel Trough hosts numerous alkalic porphyry copper-gold and gold skarn occurrences and is of regional metallogenic importance.

The Triassic sediments and volcanics of the Quesnel Trough comprise the Nicola Group. High-level coeval alkalic intrusives of the Nicola Group are the host to the alkalic suite of porphyry copper gold deposits within the trough, as well as being related to gold skarn mineralization in the calcareous sediments and
volcaniclastics.   Intruding these rocks are Jurassic to Cretaceous intrusives, such as the Takomkane batholith which occurs on the eastern portion of the Murphy Lake property. Locally, Tertiary volcanics unconformably overlie the older rocks. As is typical of the area, the Riley property is covered by glacial till and glacio-fluvial deposits that reach considerable thicknesses.

Copper-gold porphyry style mineralization is known to occur in the vicinity of the property, related to the intrusive phases in the Nicola Group (i.e. Tim, Ann). Several important skarn occurrences are also known near the contact of the intrusives (both on and adjacent to the property) within the calcareous rocks of the Nicola Group (i.e. Spout Lake, Peach-Melba, Nemrud). In addition, copper mineralization is also known to occur on the property within later intrusive phases (i.e. Murphy Lake Cu-Au zone).

The area of mineralization located on the Riley claims is known as the "Nemrud Zone". Work completed to date includes geophysics (Induced Polarization and magnetometer surveys), soil sampling, and geological mapping.

A 20-25 metre thick skarn bed occurs within a limey horizon in the Nicola rock. Bornite mineralization occurs over an area of 600 metres by 100 metres within the skarn, with an average grade of 0.1% Cu, 0.03 g/t Au and 1 g/t Ag. Twenty diamond drill holes tested the skarn and several IP chargeability anomalies.
A number of targets remain untested. One particular target requiring follow-up is an area of epidote-chlorite-magnetite skarn in mafic volcanics, with coincident Au soil geochemistry and a chargeability anomaly situated about 800 metres northwest of the Nemrud bornite skarn on the Riley 1 and 2 claims. A second area which requires further work is the are of the N95-17 drillhole, where native copper occurs on fractures within andesite, over a width of about 35 metres. A chargeability anomaly is also associated with this zone and remains untested to the southeast.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Company's Common Stock, and (ii) each Director and Officer, and (iii) all Directors and Officers of the Company, as a group:

Title of Class       Name and Address of     Amount of Beneficial   Percentage
                    Beneficial Owner (1)         Ownership (2)        of Class


Common Stock        Brent Petterson             1,000,000             11.11%
                    603-1500 Ostler Court
                    North Vancouver, B.C.
                    Canada, V9G 2S2

Common Stock        Roy Brown                   1,000,000             11.11%
                    #3-15133-29A Avenue
                    Surrey, B.C.
                    Canada V4P 3G4

Common Stock        Gerry Jardine               1,000,000             11.11%
                    15311 Victoria Avenue
                    White Rock, B.C.
                    Canada V4B 1G9

Common Stock        Total Officers, Directors
                    of New Pacific's common
                    stock as a group:           3,000,000             33.33%


[1]   No security holder listed above owns any warrants, options or rights.

[2]   Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information sets forth the names of the directors, executive officers, promoters control persons of the Company, their present positions with the Company, and their biographical information.

Name(1)                  Age                Office

Gerry Jardine(2)         51              President/CEO/Director
Brent Petterson(2)       41              Secretary-Treasurer/Director
Roy Brown(2)             57              Director

(1) These persons may be deemed "promoters" of the Company as that term is defined under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
(2) Mr. Gerry Jardine, the president and a director, devotes approximately five (5) hours per week to the Company's business. Mr. Brent Petterson, as secretary/treasurer and director devotes approximately one (1) hour per week to the Company's business and Mr. Roy Brown, as a director, devotes approximately three (3) hour per week to the Company's business.

Executive Officers and Directors

GERRY JARDINE. Mr. Jardine has been President/CEO and a director of New Pacific since its inception. Mr. Jardine from 1999 to the present has been the Secretary/Treasurer, Director of Prefco Enterprises Inc., a public Canadian construction/development company. From 1989 to the present, Mr. Jardine has been President/CEO and a director of Truax Venture Corporation, a Canadian public exploration company. Additionally, from 1996 to the present, Mr. Jardine has been the President of Amcan Fiscla Consultants Inc., a private consulting company. From 1986 to 1997, Mr. Jardine was the President/CEO, director of PowerTech Industries Inc., a Canadian public company involved in the manufacture and sales of HVAC equipment.

BRENT PETTERSON. Mr. Petterson has been the Secretary/Treasurer and a director of New Pacific since its inception. Mr. Petterson obtained his Certified General Accountant designation in 1989 and has 15 years of public practice accounting experience as well as three (3) years of property management experience. Mr. Petterson is the president of Hiatt Management Ltd., a real estate investment company since 1996, and Acony Belle Management Ltd., a financial consulting company since 2001.

ROY BROWN. Mr. Brown has been a director of New Pacific since its inception. From 1991 to the present, Mr. Brown has been the president of Roymor Market Services Inc., a private company, which is in the business of assisting private and public companies in identifying sources of capital. Mr. Brown currently is a consultant to Zena Capital Corp, which is involved in barite mining in South Central British Columbia, Canada. From 1996 to 1997, Mr. Brown was a director of International Kirkland Minerals, a publicly listed company involved in nickel exploration in Ontario. From 1995 to 1996, Mr. Brown was a consultant to Opawica Explorations, which was involved in mineral exploration in Ghana, Africa, Peru, South America and Canada. From 1968 to 1991, Mr. Brown was the President of R & B Management Inc., a company engaged in the managing and marketing of Canadian companies. In the late 1980's, Mr. Brown was President of Halley Resources and Chairman of Surf Inlet Mines, both public listed companies involved in mine development and exploration.

Promoters

The Company does not have any promoters other than the directors or officers of the Company.

Control Persons

Other than the directors or officers of the Company, which are considered control persons of the Company, there are no persons holding greater than 20% of the issued and outstanding shares of the Company.

ITEM 6.  EXECUTIVE COMPENSATION

The Company as of the fiscal year ended October 31, 2002, did not compensate any of its Officers or Directors for their services. However, the Company may, during the course of the current year, decide to compensate its Officers for their services and to compensate its Directors for serving on the Company's Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TANSACTIONS

None of the Directors or Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any promoter of the Company, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company. The Company has not entered into transactions with any member of the immediate families of the foregoing persons, nor is any such transaction proposed.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock
____________

The authorized capital of the Company is One Hundred Million (100,000,000) common shares with a par value of $0.001 per share. There are currently 9,000,000 common shares issued and outstanding.

Each shareholder of record shall have one vote for each share of common stock standing in his or her name on the books of the corporation and entitled to vote, except that in the election of directors he or she shall have the right to vote such number of shares for as many persons as there are directors to be elected. Cumulative voting shall not be allowed in the election of directors or for any other purpose.

No shareholder of the corporation shall have any preemptive or similar right to acquire any additional unissued or treasure shares of stock, or for other securities of any class, or for right, warrants, options to purchase stock or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

The Board of Directors may, from time to time, distribute to the shareholders in partial liquidation, out of stated capital or capital surplus of the corporation, a portion of its assets, in cash or property, subject to the limitations contained in the statutes of Colorado.

Preferred Stock
_______________

The Company is authorized to issue 25,000,000 shares of Preferred Stock, with a par value of $0.001 per share, of which no shares have been issued or are outstanding or subscribed for as of the date of this Registration Statement.

In general, any of the Company's Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors. This is to include, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. The potential exists therefore, that additional preferred stock might be issued which would grant additional dividend preferences and liquidation preferences to preferred shareholders. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the authority to issue these shares without shareholder
approval.   The issuance of Preferred Stock may have the effect of delaying or preventing change in control of the Company without any further action by shareholders.

Dividends
_________

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

Warrants
________

The Company does not have any warrants to purchase securities of the Company outstanding.

Options
_______

The Company does not have any options to purchase securities of the Company outstanding. The Company may in the future establish an incentive stock option plan for its directors, officers, employees and consultants.

Transfer Agent
______________

The Nevada Agency and Trust Company, located at 50 West Liberty, Suite 880, Reno, Nevada 89501, is the transfer agent for the Company's Common Stock.

                                   PART II
                                   _______

ITEM 1. MARKET PRICE OF SECURITIES AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no public trading market for the Company's Common Stock. The Company intends to apply to have its Common Stock traded on NASD's OTC Bulletin Board upon effectiveness of this Registration Statement. No assurance can be given that such application will be approved, and if approved, that an active trading market for the Common Stock will materialize or be maintained.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of Common Stock.

As of the date hereof, there are 9,000,000 shares of Common stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, and the Company has not agreed to register any shares of Common Stock under the Securities Act of 1933, as amended, for sale by security holders. None of the holders of the Company's common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933.

Holders - As of the date of this registration statement, there were approximately thirty-three (33) holders of record of the Company's Common Stock.

Dividends - The Company has not declared any cash dividends since inception.

ITEM 2.  LEGAL PROCEEDINGS

There are no current or pending material legal proceedings to which the Company is or is likely to be a party or of which any of its property is or is likely to be the subject of.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreements with its accountants since its inception on May 22, 2001.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

From May 22, 2001 through November 1, 2001, the Company issued 9,000,000 shares of its $.001 par value Common Stock to thirty-three (33) individuals at an average price of $.001 per share. The sales were made to the Company's officers, directors and to a major extent, to friends and business associates of the Company's officers and directors in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. All of the shareholders are accredited investors.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The By-laws of the Company provide the following provisions:

THIRD PARTY ACTIONS. The corporation shall indemnify any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

DERIVATIVE ACTIONS. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

EXTENT OF INDEMNIFICATION. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding relating to Third Party Actions or Derivative Actions, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys'fees) actually and reasonably incurred by him in connection therewith.

DETERMINATION. Any indemnification relating to Third Party Actions or Derivative Actions (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances because he has met the applicable standard of conduct as set forth under Third Party Actions or Derivative Actions. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suitor proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for such purpose.

PAYMENT IN ADVANCE. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors as stated under Determination, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized by this Indemnification Clause.

INSURANCE. The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability hereunder or otherwise.

Other coverage. The indemnification provided by this Indemnification Clause shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Articles of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors, the Colorado Corporation Code, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

                                   PART F/S
                                   ________

FINANCIAL STATEMENTS

                          NEW PACIFIC VENTURES, INC.
                        FINANCIAL STATEMENTS AND REPORT
                  OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Attached hereto, commencing on Page F-1 is the Audited balance sheets at October 31, 2002 and 2001 and the related statements of operations, stockholders' equity and cash flows for the period ended October 31, 2002, 2001 and the period May 22, 2001 (Date of Inception) to October 31, 2002

Additionally, attached hereto, commencing on Page F-10 is the Interim Balance Sheet as at July 31, 2003 and October 31, 2002 and the related statements of operations, stockholders' equity and cash flows for the period ended July 31, 2003.

                                   PART III
                                   _______

ITEM 1.  INDEX TO EXHIBITS

The following list describes the exhibits filed herewith as part of this Registration Statement on Form 10-SB:

Exhibit No.                Description of Document
-----------                -----------------------

3(i)           Articles of Incorporation of New Pacific Ventures, Incorporated.

3(ii)          Bylaws of New Pacific Ventures, Incorporated.

4.0            Specimen form of Registrant's common stock.

10.1           Mineral Property Option Agreement dated September 23, 2002.


ITEM 2.  DESCRIPTION OF EXHIBITS

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 New Pacific Ventures, Inc.

Date:  November 6, 2003                          /s/Gerry Jardine
                                                 ------------------
                                                 by: Gerry Jardine
                                                     President/CEO

                          NEW PACIFIC VENTURES, INC.

                        FINANCIAL STATEMENTS AND REPORT

                  OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                               October 31, 2002


                               Table of Contents

                                                                           Page
                                                                           ----

Report of Independent Certified Public Accountants                         F-1

Balance Sheet for the year ended October 31, 2002						F-2

Statements of Operations for the year ended October 31, 2002 and the Period May 22, 2001 to October 31, 2001 and the
  Period May 22, 2001 (Date of Inception) to October 31, 2002              F-3

Statement of Changes in Stockholders' Equity for the Period May
  22, 2001 (Date of Inception) to October 31, 2002                         F-4

Statement of Cash Flows for the year ended October 31, 2002 and the Period May 22, 2001 to October 31, 2001 and the Period
  May 22, 2001 (Date of Inception) to October 31, 2002                     F-5

Notes to Financial Statements                                              F-6

ANDERSEN ANDERSEN & STRONG, L.C.                941 East 3300 South, Suite 202
Certified Public Accountants and                    Salt Lake City, Utah 84106
Business Consultants                                    Telephone 801 486-0096
Member SEC Practice Section of the AICPA                      Fax 801 486-0098


Board of Directors
New Pacific Ventures, Inc.
Vancouver B. C. Canada


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of New Pacific Ventures, Inc. (a pre-exploration stage company) at October 31, 2002, and the related statements of operations, stockholders' equity, and cash flows for the year ended October 31, 2002 and the period May 22, 2001 to October 31, 2001 and the period May 22, 2001 (date of inception) to October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Pacific Ventures Inc. at October 31, 2002 and the results of operations, and cash flows for the year ended October 31, 2002 and the period May 22, 2001 to October 31, 2001 and the period May 22, 2001 (date of inception) to October 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not have the necessary working capital to service its debt and for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah                        s/Andersen Andersen & Strong LC
January 16, 2003

                          NEW PACIFIC VENTURES, INC.
                       (A Pre-exploration Stage Company)
                                BALANCE SHEET
                              October 31, 2002
_______________________________________________________________________________

ASSETS

CURRENT ASSETS

    Cash                                                        $  5,700
                                                                ________

    Total Current Assets                                        $  5,700
                                                                ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES

    Accounts payable                                            $  3,000
                                                                ________

      Total Current Liabilities                                    3,000
                                                                ________

STOCKHOLDERS' EQUITY

    Preferred stock
      25,000,000 shares authorized at $0.001 par value;
      none outstanding                                               -
    Common stock
      100,000,000 shares authorized, at $0.001 par value;
      9,000,000 shares issued and outstanding                      9,000

    Deficit accumulated during the pre-exploration stage          (6,300)
                                                                ________

       Total Stockholders' Equity                                  2,700
                                                                ________
                                                                $  5,700


  The accompanying notes are an integral part of these financial statements.

                          NEW PACIFIC VENTURES, INC.
                       (A Pre-exploration Stage Company)
                           STATEMENT OF OPERATIONS
             For the Year Ended October 31, 2002 and the Period
               May 22, 2001 to October 31, 2001 and the Period
            May 22, 2001 (date of inception) to October 31, 2002
=======================================================================================================

                                                                Oct 31,      Oct 31,     May 22, 2001
                                                                 2002         2001      to Oct 31, 2002
                                                                _______      _______    _______________

Interest income                                                 $     13     $    -         $     13

EXPENSES                                                           6,313          -            6,313
                                                                ________     ________        _______

NET LOSS                                                        $ (6,300)    $    -         $ (6,300)
                                                                ========     =========      =========

NET LOSS PER COMMON SHARE

    Basic                                                       $    -       $    -
                                                                ________     _________

AVERAGE OUTSTANDING SHARES

    Basic (stated in 1,000's)                                      9,000        9,000
                                                               _________     _________


  The accompanying notes are an integral part of these financial statements.


                           NEW PACIFIC VENTURES, INC.
                        (A Pre-exploration Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             For the Period May 22, 2001 (Date of Inception)
                             to October 31, 2002
======================================================================================================

                                                                           Capital in
                                                       Common Stock        Excess of       Accumulated
                                                   Shares       Amount     Par Value         Deficit
                                                   ______      _______     __________      ___________

Balance May 22, 2001                                    -      $     -      $     -        $       -
Issuance of common stock for cash
     at $0.001-November 1, 2001                 9,000,000        9,000            -                -

Net operating loss for the period
   May 22, 2001 to October 31, 2001                     -            -              -              -
                                                _________      _______      ________       _________

Net operating loss for the year ended
   October 31, 2002                                     -            -              -         (6,300)
                                                _________      _______      _________      __________

Balance October 31, 2002                        9,000,000      $ 9,000      $       -      $  (6,300)
                                                =========      =======      =========      ==========


  The accompanying notes are an integral part of these financial statements


                          NEW PACIFIC VENTURES, INC.
                       (A Pre-exploration Stage Company)
                           STATEMENT OF CASH FLOWS
             For the Year Ended October 31, 2002 and the Period
              May 22, 2001 to October 31, 2001 and the Period
            May 22, 2001 (date of inception) to October 31, 2002
______________________________________________________________________________

                                                                Oct 31,      Oct 31,     May 22, 2001
                                                                 2002         2001      to Oct 31, 2002
                                                                _______      _______    _______________
CASH FLOWS FROM
    OPERATING ACTIVITIES

    Net loss                                                    $ (6,300)    $       -      $   (6,300)

    Adjustments to reconcile net loss to
       net cash provided by operating
       activities

         Changes in accounts payable                               3,000             -           3,000
                                                                ________     _________      __________

    Net Cash Used in Operations                                   (3,300)            -          (3,300)
                                                                ________     _________      __________

CASH FLOWS FROM INVESTING ACTIVITIES                                   -             -               -
                                                                ________     _________      __________


CASH FLOWS FROM FINANCING ACTIVITIES

       Proceeds from issuance of common stock                      9,000             -           9,000
                                                                ________     _________      __________

    Net Change in Cash                                             5,700             -           5,700

    Cash at Beginning of Period                                        -             -               -
                                                                ________     _________      __________

    Cash at End of Period                                       $  5,700     $       -      $    5,700
                                                                ========     =========      ==========



  The accompanying notes are an integral part of these financial statements.

                         NEW  PACIFIC VENTURES, INC.
                      (A Pre-exploration Stage Company)
                        NOTES TO FINANCIAL STATEMENTS
===============================================================================

1.  ORGANIZATION

The Company was incorporated under the laws of the State of Colorado on May 22, 2001 with authorized common stock of 100,000,000 shares at $.001 par value and 25,000,000 shares of preferred stock with a par value of $.001. No shares of the preferred have been issued and the terms have not been determined.

The Company was organized for the purpose of acquiring and developing mineral properties. At the report date an option to purchase mineral claims, with unknown reserves, had been acquired. The Company has not established the existence of a commercially minable ore deposit has not conducted any exploration and is considered to be in the pre-exploration stage.

Since its inception the company has completed a private placement offerings of 9,000,000 shares of its common capital stock for $9,000.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
__________________

The Company recognizes income and expenses based on the accrual method of accounting.


Dividend Policy
_______________

The Company has not yet adopted a policy regarding payment of dividends.


Income Taxes
____________

On October 31, 2002, the Company had a net operating loss available for carry forward of $6,300. The tax benefit of approximately $1,890 from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations.

The loss carryforward will expire in the year 2023.


Basic and Diluted Net Income (Loss) Per Share
_____________________________________________

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then the diluted income (loss) per shares is not shown.

                        NEW  PACIFIC  VENTURES, INC.
                     (A Pre-exploration Stage Company)
                 NOTES TO FINANCIAL STATEMENTS (CONTINUED)
===============================================================================

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Environmental Requirements
__________________________

At the report date environmental requirements related to the mineral claims acquired (note 3) are unknown and therefore an estimate of any future cost cannot be made.


Capitalization of Mining Claim Costs
____________________________________

Costs of acquisition, exploration, carrying, and retaining unproven properties are expensed as incurred.


Financial Instruments
_____________________

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values.


Estimates and Assumptions
_________________________

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.


Recent Accounting Pronouncements
________________________________

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.


3.  MINERAL CLAIMS

On September 23, 2002, the Company acquired an option to purchase mineral claims known as "Riley Claims" located in the Clinton Mining Division, British Columbia. The claims have an expiration date of June 6, 2003.

The claims have not been proven to have a commercially minable ore reserve and therefore all costs for exploration and retaining the properties have been expensed.

                           NEW PACIFIC VENTURES, INC.
                          (A Pre-exploration Stage Company)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
===============================================================================

3.  MINERAL CLAIMS - continued

The terms of the purchase to vest 100% in the claims includes total payments of CDN$30,000 and completing work commitments totaling CDN$30,000 on the claims on the dates in the following outline. The property is subject to a royalty of 2% of the net smelter returns with a right to acquire the rights to the royalty after start of commercial production for $1,000,000.

Purchase price;

CDN$5,000 upon execution of the agreement - paid
CDN$5,000 by June 6, 2004
CDN$10,000 by June 6, 2005
CDN$10,000 by June 6, 2006

Work commitments;

CDN$2,500 in work by June 6, 2003
CDN$5,000 in work by June 6, 2004
CDN$10,000 in work by June 6, 2005
CDN$12,500 in work by June 6, 2006

Commencing on June 6, 2007 and on the anniversary thereof each year until the property is placed in commercial production, the Company shall pay the sum of CDN$10,000 in cash, or the equivalent value in free-trading common shares of the Company, as an advance against the royalty to be paid on commercial production occurring. All advance royalties paid by the Company shall be recovered by the Company together with interest at a rate equal to prime rate plus 2%, from 90% of the royalties payable on the commercial production occurring from the property.


4.  SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

Officer-director's, and their controlled entities, have acquired 33% of the outstanding common stock.

5.  GOING CONCERN

The Company is in the pre-exploration stage, has not yet generated revenues and has accumulated a deficit of $6,300 since inception. As at October 31, 2002, the Company has working capital of only $2,700 and will need additional working capital for its planned activity. Continuation of the Company as a going concern is dependent on obtaining additional working capital, the outcome which cannot be predicted with any certainty at this time. Management of the Company has developed a strategy, which it believes will mitigate the going concern uncertainty through additional equity funding, short-term financing, and payment of Company expenses by its officer's, which will enable the Company to operate for the coming year.

                          NEW PACIFIC VENTURES, INC.
                      (A Pre-exploration Stage Company)

                       CONDENSED FINANCIAL STATEMENTS
                                 UNAUDITED

                              July 31, 2003


                                  INDEX

                                                                Page
                                                                ____

Balance Sheet.................................................  F-10

Statement of Operations for the three and nine-months
ended July 31, 2003 and 2002 and for the period May 22,
2001 (Date of Inception) to July 31, 2003.....................  F-11

Statement of Change in Stockholders' Equity for the period
May 22, 2001 (Date of Inception) to July 31, 2003.............  F-12

Statements of Cash Flows for the three and nine-months ended
July 31, 2003 and 2002 and for the period May 22, 2001
(Date of Inception) to July 31, 2003..........................  F-13

Notes to Interim Financial Statements.........................  F-14

                          NEW PACIFIC VENTURES, INC.
                      (A Pre-exploration Stage Company)
                                BALANCE SHEET
                  As at July 31, 2003 and October 31, 2002
_______________________________________________________________________________

                                    ASSETS               July 31,   October 31,
                                    ______                 2003         2002
                                                           ____         ____
Current Assets
  Cash                                                    $   825     $ 5,700
                                                          =======     =======


LIABILITIES
Current Liabilities
 Accounts payable                                         $ 7,500      $ 3,000
                                                          _______      _______

STOCKHOLDERS' EQUITY (DEFICIENCY)
Preferred stock
  25,000,000 shares authorized at $0.001 par value;
   none outstanding                                             -            -
Common stock
  100,000,000 shares authorized, at $0.001 par value;
   9,000,000 shares issued and outstanding                  9,000        9,000
Deficit accumulated during the pRE-exploration stage      (15,675)      (6,300)
                                                            _____        _____

Total Stockholders' Equity                                 (6,675)       2,700
                                                            _____        _____

                                                          $   825      $ 5,700
                                                          =======      =======

  The accompanying notes are an integral part of these financial statements.

                          NEW PACIFIC VENTURES, INC.
                      (A Pre-exploration Stage Company)
                           STATEMENT OF OPERATIONS
          For the three and nine months ended July 31, 2003 and 2002 and the Period May 22, 2001 (date of inception) to July 31, 2003

                                                                              May 22, 2001
                                                                                (Date of
                               Three months ended        Nine Months ended     Inception) to
                                    July 31,                 July 31,            July 31
                               2003          2002        2003          2002        2003
                               ----          ----        ----          ----        ----
Interest Income              $       2    $       -    $       9    $       -    $     20

EXPENSES                         6,272        1,500        9,384        1,500      15,695
                             ---------    ---------    ---------    ---------    --------

NET LOSS                     $ ( 6,270)   $   1,500    $(  9,375)   $   1,500    $(15,675)
                             =========    =========    =========    =========    ========

NET LOSS PER COMMON SHARE
  Basic                      $    0.00    $    0.00    $    0.00    $    0.00
                             =========    =========    =========    =========

AVERAGE OUTSTANDING SHARES
  Basic                      9,000,000    9,000,000    9,000,000    9,000,000
                             =========    =========    =========    =========


  The accompanying notes are an integral part of these financial statements.


                           NEW PACIFIC VENTURES, INC.
                        (A-Pre-exploration Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
         for the Period May 22, 2001 (Date of Inception) to July 31, 2003

                                                                           Capital in
                                                       COMMON STOCK        Excess of       Accumulated
                                                   Shares       Amount     Par Value         Deficit
                                                   ______      _______     __________      ___________

Balance, May 22, 2001 (Date of Inception)               -      $     -      $     -        $       -
Issuance of common stock for cash
     at $0.001                                  9,000,000        9,000            -                -

Net operating loss for the period
   May 22, 2001 to October 31, 2001                     -            -            -                -
                                                _________      _______      ________       _________

Balance, October 31, 2001                       9,000,000        9,000            -                -
Net Operating Loss for the year                         -            -            -         (  6,300)
                                                _________      _______      _________      __________

Balance October 31, 2002                        9,000,000        9,000            -         (  6,300)
Net operating loss for the period                       -            -            -         (  9,375)
                                                _________      _______      _________      __________

Balance, July 31, 2003                          9,000,000      $ 9,000      $     -        $( 15,675)
                                                =========      =======      =========      ==========


  The accompanying notes are an integral part of these financial statements


                          NEW PACIFIC VENTURES, INC.
                      (A Pre-exploration Stage Company)
                           STATEMENT OF CASH FLOWS
          For the three and nine months ended July 31, 2003 and 2002 and the Period May 22, 2001 (date of inception) to July 31, 2003

                                                                                           May 22, 2001
                                                                                             (Date of
                                            Three months ended        Nine Months ended     Inception) to
                                                 July 31,                 July 31,            July 31,
                                            2003          2002        2003          2002        2003
                                            ----          ----        ----          ----        ----
Cash flows from operation activities
  Net loss                                  $( 6,270)    $(1,500)     $ (9,375)    $(1,500)     $(15,675)
  Adjustment to reconcile net loss to
       net cash provided by operating
       activity
    Change in accounts payable                 1,500       1,500         4,500       1,500         7,500
                                            ________     _______      ________     _______      ________

Net Cash provided by (used in) operations    ( 4,770)          -        (4,875)          -       ( 8,175)
                                            ________     _______      ________     _______      ________
Cash flows from financing activity
  Proceeds from issuance of common stock           -       9,000             -       9,000         9,000
                                            ________     _______      ________     _______      ________
Net increase (decrease) in Cash              ( 4,770)      9,000        (4,875)      9,000           825

Cash at beginning of period                    5,595           -         5,700           -             -
                                            ________     _______      ________     _______      ________
Cash at end of period                       $    825     $ 9,000      $    825     $ 9,000      $    825
                                            ========     =======      ========     =======      ========
Supplemental cash flow information
  Cash paid for:
    Interest                                $      -     $     -      $      -     $     -      $      -
                                            ========     =======      ========     =======      ========
    Income Taxes                            $      -     $     -      $      -     $     -      $      -
                                            ========     =======      ========     =======      ========


  The accompanying notes are an integral part of these financial statements.

                          NEW PACIFIC VENTURES, INC.
                      (A Pre-exploration Stage Company)
                 NOTES TO THE INTERIM FINANCIAL STATEMENTS
                               July 31, 2003

Note 1   Organization
         ____________

         The Company was incorporated under the laws of the State of Colorado on May 22, 2001 with authorized common stock of 100,000,000 shares at $0.001 par value and preferred stock of 25,000,000 at $0.001 par value.

         The preferred shares may be issued in one or more series with terms at the discretion of the Board of Directors.

         The Company has elected a fiscal year end of October 31.

         The Company was organized for the purpose of acquiring and developing mineral properties. At the report date mineral claims, with unknown reserves, have been acquired. The Company has not established the existence of a commercially minable ore deposit and therefore has not reached the development stage and is considered to be in the exploration stage.

         The Company has completed a private placement offering of 9,000,000 common shares.

Note 2   Summary Of Significant Accounting Policies
         __________________________________________

         Accounting Methods
         __________________

         The Company recognizes income and expenses based on the accrual method of accounting.

         Dividend Policy
         _______________

         The Company has not yet adopted a policy regarding payment of dividends,

         Income Taxes
         ____________

         On July 31, 2003 the Company had a net operating loss carry forward of $15,675. The resulting tax benefit of $4,703 from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations. The net operating loss will commence to expire in 2023.

         Basic and Diluted Net Loss Per Share
         ____________________________________

         Basic net loss per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net loss per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

         Capitalization of Mineral Claim Costs
         _____________________________________

         Cost of acquisition, exploration, carrying and retaining unproven properties are expensed as incurred.

                          NEW PACIFIC VENTURES, INC.
                      (A Pre-exploration Stage Company)
                 NOTES TO THE INTERIM FINANCIAL STATEMENTS
                               July 31, 2003

Note 2   Summary of Significant Accounting Policies - (cont'd)
         ____________________________________________________

         Environmental Requirements
         __________________________

         At the report date, environmental requirements related to the mineral claims acquired (Note 3) are unknown and therefore an estimate of any future cost cannot be made.

         Financial Instruments
         _____________________

         The carrying amounts of financial instruments, including cash and accounts payable are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

         Estimates and Assumptions
         _________________________

         Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

         Comprehensive Income
         ____________________

         The Company adopted Statement of Financial Accounting Standards No.
         130. The adoption of this standard had no impact on the total stockholder's equity.

         Recent Accounting Pronouncements
         ________________________________

         The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

Note 3   Option to Purchase Mineral Claims
         _________________________________

         On September 23, 2002, the Company acquired an option to purchase mineral claims known as "Riley Claims" located in the Clinton Mining Division, British Columbia.

         The claims have not been proven to have a commercially minable ore reserve and therefore all costs for exploration and retaining the properties have been expensed.

         The terms of the purchase to vest 100% in the claims includes total payments of CND$30,000 and completing work commitments totalling CDN$30,000 on the claims on the dates in the following outline. The property is subject to a royalty of 2% of the net smelter returns with a right to acquire the rights to the royalty after start of commercial production for $1,000,000.

                          NEW PACIFIC VENTURES, INC.
                      (A Pre-exploration Stage Company)
                 NOTES TO THE INTERIM FINANCIAL STATEMENTS
                               July 31, 2003


Note 3   Option to Purchase Mineral Claims - (cont'd)
         ____________________________________________

         Purchase price;
           CDN$5,000 upon execution of the agreement (paid)
           CDN$5,000 by June 6, 2004
           CDN$10,000 by June 6, 2005
           CDN$10,000 by June 6, 2006
         Work commitments;
           CDN$2,500 in work by June 6, 2003 (incurred)
           CDN$5,000 in work by June 6, 2004
           CDN$10,000 in work by June 6, 2005
           CDN$12,500 in work by June 6, 2006

         Commencing on June 6, 2007 and on the anniversary thereof each year until the property is placed in commercial production, the Company shall pay the sum of CDN$10,000 in cash, or the equivalent value in free-trading common shares of the Company, as an advance against the royalty to be paid on commercial production occurring. All advance royalties so paid by the Company shall be recoverable by the Company, together with interest at a rate equal to prime rate plus 2%, from 90% of the royalty payable to you on commercial production occurring from the property

Note 4   Related Party Transactions
         __________________________

         Related parties have acquired 33% of the outstanding common stock.

Note 5   Going Concern
         _____________

         Continuation of the Company as a going concern is dependent upon obtaining additional working capital to service its future obligations and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate for the coming year.